* FOIA Confidential Treatment Request *

July 2, 2010

VIA EDGAR CORRESPONDENCE

Mr. Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C., 20549

Re:	National Penn Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 000-22537-01

Dear Mr. Clampitt:

We submit the following responses to the comments in your June 4, 2010 letter for your review and consideration.

Form 10-K

Item 1. Business, page 1

1.
Please revise future filings to provide an expanded discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and/or sub-prime loans, including how you define that term.

RESPONSE:

Beginning on page 5 and continuing through page 8 of our December 31, 2009 Form 10-K under  Underwriting and Credit Administration, we disclosed detailed information regarding our underwriting practices. In response to the Staff’s comment, we will add disclosure to our December 31, 2010 Form 10-K substantially as follows regarding our practices for variable rate loans, which are all underwritten at fully indexed rates:

Lending

Underwriting and Credit Administration

The Board of Directors, through the Director’s Enterprise Risk Management Committee (DERMC), reviews our lending practices and policies.  The Credit Policy Committee approves loan authority for certain officers to be used individually or jointly and approves membership in the Company’s Loan Committee.  The largest single lending authority within National Penn Bank is $1.0 million and joint authorities range from $1.0 million to $10 million based upon the type of loan and industry sector and the credit risk rating of the relationship.  The largest single lending authority in Christiana Bank and Trust Co. is $750,000. Any loan request for an amount exceeding the highest individual or joint approval authority levels must be approved by the Company’s Loan Committee.  The Loan Committee is chaired by the Chief Credit Officer, with other executive and senior officers of the Company making up the balance of the Loan Committee.

The Company originates loans through direct solicitation of the borrower, referral sources, through loan participations with other banks, equipment vendors, and purchases some loans through other financial institutions.

As part of our credit administration process, we have asset quality reviews performed by an outside consulting firm.  Their reviews consist of sampling the commercial business and commercial real estate portfolios, reviewing individual borrower files for adherence to policy and underwriting standards, proper loan administration, and asset quality.  The Company has recently hired a Director of Loan Review and has staffed an internal department in conjunction with the outside consulting firm.  The Company’s President and Chief Executive Officer and other senior lending and credit administration personnel meet monthly as part of the credit policy committee to review delinquencies, non-performing assets, classified assets and other relevant information to evaluate credit risk within these portfolios.

Commercial Lending

General – A majority of the Company’s loan assets are loans to businesses of many types.  The Company makes commercial loans for real estate development, equipment financing, accounts receivable and inventory financing and other purposes as required by the broad spectrum of borrowers.

The Company’s credit policies determine advance rates against the different forms of collateral that can be pledged against commercial loans.  Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and finished inventory or raw material.  Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower, quality of the collateral and/or the term of the loan.

The Banks provide secured and unsecured loans.  Below are different loan types offered to the Company’s commercial loan customers:

Commercial Real Estate

Commercial Properties – These loans include both construction loans and long-term loans financing commercial properties such as office buildings, retail strip malls, and medical office buildings.  All properties in this category are less than 50% occupied by the owner. Repayment of this kind of loan is dependent upon the resale of or lease of the subject property. Loan amortizations range from one year to 25 years and terms typically do not exceed five years. Interest rates can be either floating or fixed.  Floating rates are fully indexed typically to the prime rate.  Fixed rates are generally set for periods of three to five years with either a rate reset provision or a balloon payment. Borrowers may also hedge their interest rate risk through interest rate derivatives.

Residential Subdivision – These loans are made to residential subdivision developers to build residential properties including roadways, the installation of utilities and the actual construction of the one to four family houses.  Repayment of this kind of loan is dependent upon the sale of individual houses to consumers or in some cases to other developers.  Terms of the loan are generally for one to three years.  Interest rates are usually floating and are fully indexed typically to  the prime rate.  Credit policy addresses maximum loan to value, cash equity requirements, repayment accelerations, sellout time frames, and overall sponsor credit strength.

Multifamily – These loans provide the construction and/or long term financing of greater than five unit residential properties that are for lease.  Loan amortizations range from one year to 25 years and terms typically do not exceed five years.  Interest rates can be either floating or fixed for three to 10 year periods.  Floating rates are fully indexed typically to the prime rate.  These loans are repaid from the leasing of the individual units.

Commercial Business Loans

Loans in this general category are made to proprietors, professionals, partnerships, LLP’s, LLC’s and corporations.  Repayment of this kind of loan generally comes from the cash flow of the business.  The assets financed are used within the business for its ongoing operation.

Commercial Term Loans and Mortgages – These loans are typically used to finance the equipment and the owner-occupied real estate needs of the borrower.  Terms typically range to 5 years in amortization dependent upon the economic life of the asset financed.  Interest rates will be either floating or fixed.  Floating rates are fully indexed typically to the prime rate.  Borrowers may hedge their interest rate risk through interest rate derivatives.

Commercial Lines of Credit – National Penn offers lines of credit that finance short-term working capital needs of the borrower including funds for accounts receivable, inventory, short-term equipment needs and operating expenses.  Lines of credit allow the business owner to borrow, repay, and re-borrow funds on an as needed basis up to a pre-determined maximum level.  Lines of credit are typically committed for one year but may be granted for longer terms based on the financial strength of the borrower and the collateral provided.  Typical collateral for a line of credit will consist of the borrower’s accounts receivable, inventory, and machinery and equipment.  Sometimes the collateral will include the business real estate or the business owner’s personal assets.  Repayment of the line is dependent upon the ongoing success of the business and the conversions of assets, such as accounts receivable and inventory, to cash.  Interest rates are usually floating and fully indexed, typically to the prime rate.

Small Business Loans - National Penn Bank is a preferred lender as designated by the US Small Business Administration (SBA).  As a preferred lender, National Penn Bank approves the majority of its SBA loans, for business owners that qualify for a loan guaranty issued by the SBA. The amount of the guaranty can range from 50% to 90% of the loan amount dependent on the form of the loan.  SBA guaranteed loans may be used to finance equipment, owner-occupied business real estate, accounts receivables and inventory.  The term of SBA loans can range from one year up to 25 years dependent upon the purpose and collateral offered.  SBA regulations limit interest rates and terms.   National Penn Bank actively sells the guaranteed portions of some of its originated SBA loans in the secondary market.

Consumer Lending

General – The Company provides loans directly to consumers to finance personal residences, automobiles, college tuition, home improvements and other personal needs.  The Company makes indirect loans to purchase both new and used auto and recreational vehicles.   National Penn Bank originates first lien residential mortgages principally in eastern and central Pennsylvania.  The majority of residential mortgages are sold to secondary market investors, and those which are not are held within the Company’s loan portfolio.

The Company also provides home equity loans, home equity lines of credit and other consumer loans through its network of community offices and Private Banking division.  The majority of consumer loans are secured by the borrower’s residential real estate in either a first or second lien position.  The Company requires a loan to value ratio of not greater than 90% on this portfolio with some exceptions based on the borrower’s financial strength.  The Company originates its home equity loans and home equity lines of credit directly with its customers, principally in Eastern and Central Pennsylvania.

In further response to the Staff’s comment regarding hybrid loan products, our lending policy defines payment option loans and sub-prime loans as follows:

Variations on subprime lending include hybrid loans and payment option ARM’s as follows:

"Payment option" loans usually have adjustable rates, for which borrowers choose their monthly payment (full payment, interest only, or a minimum payment which may be lower than the payment required to reduce the balance of the loan in accordance with the originally underwritten amortization); and so-called "hybrid" mortgages with initially lower fixed rates that sooner or later convert to adjustable rates.

“Sub-prime” loans involve extending credit to borrowers who exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.  Risk of default may be measured by traditional credit risk measures (credit/repayment history, debt to income levels, etc.) or by credit scores.  Due to their higher risk, subprime loans command higher interest rates and loan fees than those offered to standard risk borrowers.

We have not underwritten any hybrid loans or sub-prime loans. We have no such loans in our portfolio from prior acquisitions or mergers, and there are no plans or intentions to underwrite these types of the loans in the future. As such, we believe that adding disclosure with respect to how we define types of loans which we do not originate, hold, or purchase may be confusing to readers. As such, we do not currently intend to expand disclosure addressing hybrid loans or sub-prime loans.

Capital Adequacy, page 11

2.
We note your disclosure on page 12 about your memorandum of understanding with the Office of the Comptroller of the Currency, including your statement that under this informal agreement you have agreed to "develop and implement initiatives to enhance the oversight of problem assets, to enhance (your) process for the allowance tor loan and lease losses, and to strengthen (your) internal loan review and credit administration functions." To the extent that such initiatives are expected to have a material impact on your results of operations, financial position, or liquidity, please revise your future filings to disclose in detail the changes you have made or intend to make to comply with this guidance. Specifically discuss any changes to your allowance for loan loss methodology and to quantify the impact of any methodology enhancements on the amounts recorded at March 31, 2010 and clearly disclose how you evaluated the impact of the changes on your allowance as of December 31, 2009. Otherwise, confirm in your response that you believe the initiatives will not have a material impact on your future periods and would not have had a material impact had they been applied in past periods. Tell us how you assessed their materiality for these purposes.

RESPONSE:

[***Text redacted***]

Legal Proceeding, page 25

3.	Pursuant to Item 103 of Regulation S-K, in future filings, provide the relief sought in the referenced matter.

RESPONSE:

In future filings, we will revise to more specifically provide the relief sought in a disclosed legal proceeding.  With respect to the matter referenced in our December 31, 2009 Form 10-K addressed in the Staff’s comment, the proposed disclosure would clarify that the “Plaintiff seeks to recover an unspecified amount of damages on behalf of himself and a purported nationwide class.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

4.
We note your quantification relating to certain negative trends experienced within your loan portfolio in recent periods- in particular, the significant increases in nonaccrual loans and charge-offs in your commercial, real estate construction and consumer private banking product lines. In future filings, under appropriate subheading please provide a comprehensive discussion of negative trends in the asset quality and credit risk within these portfolios which addresses the following:

a.	Please revise to identify and discuss the various characteristics you use to evaluate and monitor asset quality and credit risk concentrations within these portfolios.

   b   For your market area, please quantify and discuss the relevant underlying economic trends, such as occupancy rates, real estate values, population trends, and the like.

c.	Please consider the need to address your previous lending practices to the extent they may have contributed to the trends experienced in asset quality.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

d.
Specifically discuss how you monitor real estate values for your collateralized loans in light of recent deterioration of such values. Specifically, discuss the extent to which you obtain updated appraisals and identify your policies for obtaining and utilizing updated appraisals.

e.
Following this historical information regarding the credit risk and asset quality trends experienced, please disclose your understanding of the extent to which such trends are expected to continue going forward, and describe in some detail management efforts to address these increased risks and negative trends.

RESPONSE:

We believe the proposed response to the Staff’s comment 9 below will address paragraphs a. and d. of the Staff’s comment 4. In addition, to address paragraphs b. and e. of the Staff’s comment 4, we intend to include disclosure substantially as follows in future filings:

The Company’s customers are affected by local, regional, and national economic conditions. As such, understanding and evaluating economic conditions is a vital part of the Company’s risk management. The Company’s markets demonstrated initial signs of stabilization beginning in the third quarter of 2009. Employment data suggests that the stress in local labor markets has subsided and may be nearing its bottom. Sustained unfavorable population and employment trends resulting from the economic downturn continue to decrease demand for housing in the region, which resulted in weakness in real estate and collateral values. Existing home sales increased toward the end of 2009 but remain 5.6% below the same period the prior year. New home sale prices, however, demonstrated signs of improvement as prices gained 2.1% gain in median new prices compared to the prior year.

The Greater Philadelphia industrial market continues to demonstrate increased vacancy rates quarter after quarter; however the rate of increase in vacancy rates slowed to less than one percent at the end of 2009. Likewise, the negative total net absorption was the lowest in the last five quarters. These factors, coupled with a slowing in vacancy rates, may signal that the deterioration in Greater Philadelphia industrial market has subsided.

With respect to paragraph c. of the Staff’s comment, we have not materially modified our lending practices, and as a result we do not believe it is prudent to disclose the lack of change in our financial statements. As customers have been adversely impacted by the local, regional, and national economic downturn, our loan portfolio has experienced corresponding deterioration. By continually evaluating the most current economic activities in its marketplace and through monitoring of our existing loan portfolio, management believes it has the necessary tools in place to navigate the recent negative trends in asset quality, for example, by reducing concentration limits in the commercial real-estate portfolio as a result of ongoing risk management review process.

Investment Portfolio, page 35

5.
We note you re-categorized approximately $252 million in state and municipal bonds from available-for-sale to held-to-maturity during 2009 and there were no unrealized gains or losses on these securities included in accumulated other comprehensive income at the transfer date. Please tell us in detail and revise to discuss the characteristics of the securities and the interest rate environment that resulted in no change in fair value of the securities from the date purchase to the date of transfer.

RESPONSE:

During 2009, we reclassified approximately $252 million in state and municipal bonds from available-for-sale (AFS) to held-to-maturity (HTM).  Bonds specifically selected consisted of municipal bonds with a remaining maturity of 10 years or longer which we intended to hold for their remaining life.

The bonds selected had a net unrealized pre-tax gain of $1,217.  An accounting entry was recorded to reclassify $791 from Other Comprehensive Income – AFS to Other Comprehensive Income – HTM and another entry was recorded to reclassify $426 from Deferred Tax Asset – AFS to Deferred Tax Asset – HTM.  The individual securities are accounted for in accordance with ASC 320-10-35-10d, whereby the unrealized holding gain/loss at the time of transfer is being amortized as a yield adjustment over the security’s remaining life.

Given the immaterial amount of the net unrealized after-tax gain on the bonds selected, and the fact that total Other Comprehensive Income did not change due to this reclassification, we did not disclose the amount of the net unrealized gain in our December 31, 2009 Form 10-K.

Goodwill and Other Intangible Assets, page 37

6.	Please address the following regarding your first step goodwill impairment test in your future filings as well as your response letter:

a.	Identify each reporting unit, its estimated fair value, carrying amount, and the amount of goodwill attributed to the reporting unit.

b.
Tell us the estimated fair value estimated by each of your approaches (discounted cash flow and market-based), how you weighed each of the approaches and describe the underlying reasons for the differences in fair value resulting from each of the approaches.

c.
Disclose your significant assumptions, and describe how your methodology and significant assumptions at December 31, 2009 changed as compared to June 30, 2009.  Explain the reasons for the changes, and highlight the impact of the change on the final fair value measurement.

d.	Specifically tell us the growth rates and discount rates used at each of the testing dates, and explain the reasons for any changes between the dates.

e.	Tell us the cash flows used as a baseline for your model, and tell us how these cash flows compare to the historical cash flows for this reporting unit.

f.
Describe the degree of uncertainty associated with the key assumptions. Your disclosure should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

g.
Describe any reasonableness tests or validation procedures on the fair values estimated for the reporting units. For example, discuss whether you reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

RESPONSES:

Response to 6.a.:

The Company’s reporting units for the first step goodwill impairment test were the Community Banking reporting unit and the Other reporting unit. Page 37 of the December 31, 2009 Form 10-K disclosed the goodwill attributed to each reporting unit as $510 million and $46 million for the Community Banking and Other reporting unit, respectively. As also disclosed on Page 37 of the December 31, 2009 Form 10-K the Other reporting unit passed the step one test with its fair value more than 10% in excess of its carrying value, inclusive goodwill assigned to it. However, the Community Banking reporting unit’s fair value was below it’s carrying amount, inclusive of goodwill and therefore resulted in the performance of the step two test.

Response to 6.b.:

[***Text redacted***]

Response to 6.c.:

The methodology used at June 30, 2009 and December 31, 2009 was consistent and the significant assumptions were impacted by asset quality trends, assumed capitalization requirements, and discount rates. The assumptions between June 30, 2009 and December 31, 2009 were modified to reflect continued deterioration in the economy which continued to adversely affect asset quality and potential future earnings. Asset quality trends, increases to discount rates and assumed increased capitalization levels resulted in a decline in calculated fair value (consistent with stock valuations) between June 30, 2009 and December 31, 2010.

Response to 6.d.:

[***Text redacted***]

Response to 6.e.:
The cash flows for first step goodwill impairment test were based upon our long-term strategic plan at a macro level and were based upon broad industry metrics such as return on assets and return on equity considering the current industry dynamics.

Response 6.f.:

[***Text redacted***]

Response to 6.g.:

[***Text redacted***]

7.
Please provide us with a detailed summary of your second step goodwill impairment test for the community banking reporting unit. Specifically identify and discuss any previously unrecognized intangible assets identified, and provide an analysis of the fair value of your loans and any other class of assets or liabilities with a fair value significantly different then its carrying value in the test.

RESPONSE:

Our Step Two goodwill impairment test for the Community Banking reporting unit was intended to be a measure of the “amount” of goodwill impairment, if any, resulting from failure of the Step One test. In the performance of the Step Two test, we measured the implied fair value of goodwill in the Community Banking reporting unit as if it were an acquirer of the Community Banking reporting unit in a business combination by assigning fair values to the assets and liabilities of the reporting unit, which included any unrecognized intangible assets as if the reporting unit. The fair value of net assets (fair value of all assets other than goodwill, minus the fair value of liabilities) was subtracted from the fair value of the reporting unit to determine the implied value of goodwill. The difference between the Community Banking reporting unit’s implied value of goodwill from the Step Two test and the carrying value of goodwill was written-off in the form of a goodwill impairment charge. Our test was performed based upon information available as of November 30, 2009, and changes to assumptions were evaluated by management through the financial statement release date.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

In accordance with Step Two procedures, we estimated fair value for its balance sheet accounts in order to simulate a purchase by a buyer in a business combination. The unrecorded adjustments to material assets and liabilities not measured at fair value for purposes of our Step Two test for the Community Banking Reporting Unit included:

●	Core Deposit Intangibles
●	Loans
●	Certificates of deposit
●	Borrowings (FHLB Advances and Repurchase agreements)

Contingent Liabilities were not material in amount but were identified in Step Two of our goodwill impairment test for the Community Banking Segment. The identified liabilities resulted primarily from the revisions to purchase accounting guidance becoming effective for our company on January 1, 2009, which was not applicable to certain of our acquisitions completed before the revisions were effective.

There were no previously unidentified intangible assets identified during the performance of the Step Two impairment test. However, the value of previously identified CDI was adjusted to its estimated fair value.

Results of Operations, page 39

8.	Please address the following regarding your measure titled "Core net income available to common shareholders" and '"Core net income available to common shareholders per share" as presented on page 40:

●
You state on page 40 that "National Penn's management uses this non-GAAP measure in its analysis of National Penn's performance. This measure, core net income (or core earnings), excludes the effects of non-cash, after-tax unrealized gains and losses. Management believes the presentation of these financial measures excluding the impact of the specified items provides useful supplemental information that is essential to a proper understanding of the financial results of National Penn. Core net income (or core earnings) provides a. method to assess earnings performance excluding one-time items." Please revise your future presentations to provide an expanded explanation of why management believes this is a relevant and useful measure for investors considering that almost all of these items are a function of generating earnings of a financial institution and reflect the effects of the decisions made by management in operating your financial institution. Please revise to address the limitations of the usefulness of the measure in order to balance your revised disclosures. In particular, address the limitations of the usefulness of the per-share measures in light of the fact that the charges and loss items being excluded all ultimately accrue to shareholders.

●
The title "Core net income available to common shareholders" is inappropriate because it does not accurately reflect the adjusted measure as presented. To the extent you continue to present these or similar measures, revise the titles accordingly.

●
Further, it is not appropriate to characterize such charges as unrelated to your "core" operations since almost all the charges reflect the on-going operations of a financial institution, albeit some of which are amplified by the current point in the economic cycle. To imply that these charges were incurred by divisions or operating segments which are other than your "core" operations as a financial institution does not appear appropriate.

●
Similarly, the language presented on page 40 appears to imply that such charges are non-recurring "one-time items", which would be factually inaccurate as evidenced by the recurrence of a number of the charges. You also refer to the changes as "non-cash" in nature, which does not appear to reflect the fact that certain of the charges related to realized losses resulting in cash outlays or reduced cash inflows.

RESPONSE:

In response to the second and third bullet points of the Staff’s comment, rather than the title “Core net income available to common shareholders,” our future presentations of this non-GAAP measure will be titled “Adjusted net income available to common shareholders.”  We also will not refer to related charges as “one-time items” or “non-cash” in nature where doing so would be inconsistent with the fourth bullet point of the Staff’s comment.  Please also note that, in contrast to our December 31, 2009 Form 10-K disclosure cited in the Staff’s comment, the corresponding non-GAAP measure in our March 31, 2010 Form 10-Q included only two charges:  the gain on our pension plan curtailment and the fair mark value loss on our trust preferred securities.

In response to the first bullet point of the Staff’s comment, our future presentations of “Adjusted net income available to common shareholders” will include an explanation of this non-GAAP measure substantially as follows:

Management utilizes this measure in its assessment of National Penn’s performance.  Management also believes this information will help readers compare National Penn’s current results to those of prior periods as presented in the accompanying selected financial data table.  This measure should not be considered a substitute for GAAP basis measures nor should it be viewed as a substitute for operating results determined in accordance with GAAP.  Additionally, there may be limits in the usefulness of this measure to investors as there is no standardized definition, and National Penn’s adjustments may not be comparable with other organizations.  National Penn encourages readers to consider its audited consolidated financial statements and the notes related thereto in their entirety, and not to rely on any single financial measure.

Allowance for Loan Losses, page 43

9.
You disclose that classified loans were 8.32% of total loans and non-performing loans were 2.09% of total loans at December 31, 2009.  Please revise to explain the credit characteristics of classified loans that are not considered non-performing. Additionally, provide an analysis as to the likelihood of classified loans ultimately becoming non-performing loans or other information that allows an investor to better understand the relationship between classified and non-performing loans.

RESPONSE:

Based upon the Staff’s comment, we intend to include the following disclosure in Management’s Discussion and Analysis beginning with our June 30, 2010 Form 10-Q to clarify the characteristics of classified loans and the characteristics of non-performing loans:

Allowance for Loan and Lease Losses and Non-Performing Assets

Management conducts an analysis of the loan portfolio to estimate the amount of the allowance which is adequate to absorb inherent losses contained in the loan portfolio. The process includes segregating the loan portfolio by risk characteristics. This is primarily accomplished by separating loan types as well as loan risk designations including but not limited to, loans classified as “Substandard” or “Doubtful” as defined by regulation, loans criticized internally or designated as “Special Mention,” delinquencies, overdrafts, loans to customers having experienced recent operating losses and loans identified by management as impaired. On an ongoing basis, the Company’s monitors economic conditions and reviews borrower financial results, collateral values, and compliance with payment terms and covenant requirements in order to identify problems in loan relationships. A classified loan is one which is paying as agreed, but based upon management’s analysis is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. All classified loans are evaluated to determine whether they are non-performing or whether it is probable they will become non-performing, based on facts and circumstances.

When management believes that the collection of all or a portion of principal and interest is no longer probable, the loan is placed on “non-performing status,” accrual of interest is suspended, and payments for interest are applied to principal until the Company determines that all remaining principal and interest can be recovered. This may occur at any time regardless of delinquency, however loans 90 days past due or more are reviewed monthly to determine whether interest accrual should continue. Because all or a portion of the contractual cash flows are not expected to be collected, the loan is considered to be impaired, and the Company estimates and records impairment based upon the expected cash flows it will be able to collect.  Values of collateral securing customer loans are confirmed through regular updated and reviews, but at a minimum are updated every six to nine months for all loans designated as “Special Mention” and for classified loans. During the period between appraisal order and completion, management makes an estimate of collateral values based on available market information and other recent appraisal results.

The analysis and analytical process performed by management in the calculation of the allowance is ongoing, and adjustments may be made based on the assessments of internal and external influences on credit quality. Those influences include, but are not limited to:

● Unemployment
● Delinquency
● Trends in loan volume
● Portfolio growth
● Portfolio concentrations
● Board and loan review oversight
● Exceptions to policy

10.
Please revise your table of the allocation of your allowance on the bottom of page 45 and the table of the activity in your allowance on page 46 to use the same loan categories for the breakdowns provided.

RESPONSE:

Beginning in our March 31, 2010 Form 10-Q, we initiated revisions to the table of the allocation of allowance to utilize the same loan categories in the table of activity as otherwise addressed in the Staff’s comment. We will ensure that future filings, beginning with our June 30, 2010 Form 10-Q, contain consistent presentation of this information.   As applied to our December 31, 2009 Form 10-K, the following table sets forth the table of the allocation of allowance on page 45 as conformed to the same loan categories utilized in the table of activity on page 46:

	2009		2008		2007		2006		2005
		% Allowance to Total Allowance	Allowance	% Allowance to Total Allowance	Allowance	% Allowance to Total Allowance	Allowance	% Allowance to Total Allowance	Allowance	% Allowance to Total Allowance
Commercial, Financial and Agricultural	$72,698	49.70%	$41,210	49.06%	$32,323	58.88%	$36,354	62.35%	$39,845	71.07%
Real Estate-Permanent	15,639	10.69%	6,335	7.54%	4,894	8.91%	7,851	13.47%	5,338	9.52%
Real Estate-Construction	40,013	27.36%	9,228	10.98%	8,870	16.16%	4,911	8.42%	3,235	5.77%
Leases	333	0.23%	803	0.96%	548	1.00%	1,041	1.79%	760	1.36%
Residential Mortgages	4,799	3.28%	6,703	7.98%	2,878	5.24%	2,578	4.42%	1,036	1.85%
Consumer	8,580	5.87%	13,370	15.92%	4,103	7.47%	4,335	7.43%	3,264	5.82%
Overdraft	449	0.31%	26	0.03%	1,159	2.11%	1,024	1.76%	427	0.76%
Unallocated	3,760	2.57%	6,331	7.54%	122	0.22%	212	0.36%	2,159	3.85%

Total Allowance	$146,271	100.00%	$84,006	100.00%	$54,897	100.00%	$58,306	100.00%	$56,064	100.00%

Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses

Specific Reserve, page 63

11.
You disclose that an impaired loan's carrying value is compared to net realizable value after considering all prior charge-offs to determine the amount incremental charge-off, if any and that a specific reserve may be used where sufficient information exists to make a reasonable estimate of the loss but where a loss event has not yet been confirmed.

a.
Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you’ll determine a loss event has occurred which warrants a charge-off.

b.	Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

c.
Please revise to clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the following information/ratios:

i.	The amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

ii.	The ratio of nonperforming loans for which you have recorded partial charged-offs to total loans,

iii.	The ratio of nonperforming loans for which you have recorded partial charged-offs to total nonperforming loans;

iv.	The charge-off rate for nonperforming loans when you have recorded a partial charged-off.

v.	The coverage ratio net of nonperforming loans for which you have recorded partial charged-offs.

vi.   The ratio of the total allowance divided by the total of loans less nonperforming loans for which you have recorded partial charged-offs.

d.
To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized.   Please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

RESPONSE:

In response to paragraphs a. and b. of the Staff’s comment, beginning in our December 31, 2010 Form 10-K, we will expand our disclosure in Note 1. Summary of Significant Accounting Policies relating to loan charge-offs to discuss each loan type and the types of events triggering charge-offs compared to specific reserves. The policies were not revised during the periods presented, and as such we do not intend to include such disclosure as not applicable.  The proposed disclosure will appear substantially as follows:

Specific Reserve

Specific reserves are an estimation of losses specific to individual impaired loans.  All nonperforming loans are evaluated to determine the amount of specific reserve or charge-off, if any, to reduce the value of the individual loan to its net realizable value based on an analysis of the available sources of repayment, including liquidation of collateral. The net realizable value is estimated as the present value of expected future cash flows discounted at the loan’s effective interest rate, the observable market price if the loan is expected to be sold, or the estimated fair value of the collateral upon liquidation based on recent appraisals. The loan’s carrying value is compared to net realizable value after considering all prior charge offs to determine the amount incremental charge-off, if any.  A specific reserve may be used where sufficient information exists to make a reasonable estimate of the loss but where a loss event has not yet been confirmed. While every nonperforming loan is individually evaluated, not every loan requires a specific reserve.  Specific reserves fluctuate based on changes in collectability of underlying loans and any charge-offs recorded. A loss event could be a payment delinquency of typically 90 days or greater, bankruptcy, fraud, death, defunct status of business, or a project or development. Impaired loans are excluded from the calculation of allocated reserves as described below.

Charge-off

Commercial and industrial loans and leases are charged off in whole or in part when they become 90 or more days delinquent based upon the terms of the underlying loan contract and when a collateral deficiency exists. Because all or a portion of the contractual cash flows are not expected to be collected, the loan is considered to be impaired, and the Company estimates and records impairment based upon the expected cash flows it will be able to collect.  Loans in bankruptcy and loans to defunct projects or development businesses are charged-off to the estimated collateral value.  Loans in bankruptcy and loans to defunct businesses are charged-off to the estimated collateral value.

Commercial real estate loans are charged off in whole or in part when they become 90 or more days delinquent based upon the terms of the underlying loan contract and when a collateral deficiency exists. Because all or a portion of the contractual cash flows are not expected to be collected, the loan is considered to be impaired, and the Company estimates and records impairment based upon the expected cash flows it will be able to collect.  Loans in bankruptcy and loans to defunct projects or development businesses are charged-off to the estimated collateral value.

Consumer loans are charged-off when they become non-performing, which is no later than when they become 90 days past due. At that time, the amount of the estimated collateral deficiency is charged-off for loans secured by collateral, all other loans are charged-of in full.  Loans in which the borrower is in bankruptcy are charged off within 60 days of receipt of notification of filing or within the timeframes specified in policy whichever is shorter, unless it can be proven that repayment is likely to occur. Loans with collateral are charged down to the estimated value of the collateral less cost to sell.

In response to paragraph c. of the Staff’s comment, beginning with our June 30, 2010 Form 10-Q, we will disclose the following information with respect to partial charge-offs on nonperforming loans:

December 31, 2009
Nonaccrual loans and leases with partial charge-offs	$38,933
Life-to-date partial charge-offs on nonaccrual loans and leases	$45,645
Charge-off rate of nonaccrual loans and leases	54.0%

We have considered the remaining subparts of paragraph c of the Staff’s comment.  Accordingly, we believe that   analysis of coverage ratios with respect to partial charge-offs on nonaccrual or nonperforming loans would not be meaningful. In particular, we have concluded that the ratio of the total allowance divided by the total of loans less nonperforming loans for which a partial charge-off was recorded was not materially impacted by the exclusion of nonperforming loans with a partial charge-off, since the impact increased the coverage ratio from 2.43% at December 31, 2009 to 2.44% on a pro-forma basis.

In response to paragraph d. of the Staff’s comment, we not have a significant amount of impaired loans which do not have specific reserves or for which partial charge-offs have not been recorded.

Securities Sold Under Repurchase Agreements, page 66

12.
You disclose that securities underlying repurchase agreements are removed from the investment portfolio on the trade date. Please revise your disclosure to clearly state whether you account for any of your repurchase agreement as sales thereby resulting in their removal from your balance sheet. If so, tell us the scenarios and accounting guidance on which you rely for this treatment and revise to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

RESPONSE:

We do not account for any repurchase agreements as sales thereby resulting in their removal from our balance sheet.  In future filings, we will revise our Summary of Significant Accounting Policies disclosure regarding Securities Sold Under Repurchase Agreements to provide substantially as follows:

The Company’s repurchase agreements are secured borrowing transactions collateralized by investment securities. The Company sells investment securities to a counterparty with an agreement to repurchase the exact or similar securities at a specified date. On the trade date, the Company records a liability on the consolidated balance sheet for the amount for which securities will be subsequently reacquired, including accrued interest, based upon the contractual term of the transaction. Interest expense from repurchase agreements is recognized on the accrual basis of accounting in the consolidated statement of operations.

The securities underlying repurchase agreements are identified and disclosed as pledged for this purpose in the notes to the financial statements. The investment securities remain on the Company’s consolidated balance sheet and are accounted for consistent with the Company’s other investment securities available for sale. Repurchase agreements are satisfied by payment of cash from the Company to the counterparty at which time the securities identified in the transaction are no longer considered pledged.

Note 20. Fair Value Measurements and Fair Value of Financial Instruments, page 102

13.
We note you present loans held for sale as a Level 1 asset in your table of financial assets subject to fair value adjustments on a nonrecurring basis on page 105. You also disclose that fair value of loans held for sale is estimated based upon available market data for similar pools of loans with similar interest rates and maturities. Please tell us why you present loans held for sale as a Level 1 asset since you do not use unadjusted quote prices in active markets for the identical unrestricted asset or revise your, disclosures accordingly.

RESPONSE:

Based upon the response to the Staff’s comment, beginning in our June 30, 2010 Form 10-Q, we will present mortgage loans held for sale as Level 2 assets in the nonrecurring fair value table.  As applied to our December 31, 2009 Form 10-K, the revised table would appear as follows:

	Quoted Prices	Significant
(dollars in thousands)	in Active	Other	Significant	Balance
	Markets for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	December 31,
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	2009
Assets
Loans and leases held for sale	$5,595	$12,433	$-	$18,028
Impaired loans, net	-	-	110,282	110,282
OREO and other reposessed assets	-	-	4,208	4,208

	Quoted Prices	Significant
(dollars in thousands)	in Active	Other	Significant	Balance
	Markets for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	December 31,
December 31, 2008	(Level 1)	(Level 2)	(Level 3)	2008
Assets
Loans and leases held for sale	$-	$3,605	$-	$3,605
Impaired loans, net	-	-	27,510	27,510
OREO and other reposessed assets	-	-	1,552	1,552

In the revised table, the $12.4 million of Level 2 assets at December 31, 2009 correspond to the disclosure cited in the second sentence of the Staff’s comment relating to the top paragraph of page 106 of our December 31, 2009 Form 10-K.

The balance of loans in the revised table categorized as Level 1 assets reflect $5.6 million of shared national credits which were held for sale as of December 31, 2009. The loans were sold through a competitive bidding process, and therefore were recorded at the fair value of the winning bid as of December 31, 2009. The loans were subsequently sold in the first quarter of 2010 for $5.6 million. Based upon the firm quotation and the competitive bid process, we determined that this portion of loans held for sale was appropriately disclosed in the Level 1 category in our December 31, 2009 Form 10-K. Beginning in our June 20, 2010 Form 10-Q, we intend to add the following clarification related to these loans:

Loans held for sale at December 31, 2009 included $5.6 million of shared national credits which the Company intended for sale but had not yet settled. The loans are recorded at the contractual sales price which resulted from a competitive bid process. As such, these loans are included in the Level 1 category. Subsequent to December 31, 2009, the loans were settled and removed from the consolidated balance sheet.

March 31, 2010 Form 10-Q

Note 10. Retirement Plans, page 15

14.	Please revise to disclose the amount of the net benefit cost recognized during the periods presented separately showing the gain recognized due to the curtailment. Refer to ASC 715-20-50-6.

RESPONSE:

The second paragraph under Note 10 and other parts of our March 31, 2010 Form 10-Q separately discussed and disclosed the existence and amount of the non-recurring curtailment gain.  In future filings, we also will update the pension cost table to reflect the amount of the net benefit cost.  As applied to our March 31, 2010 Form 10-Q, the revised table would appear as follows:

(dollars in thousands)	Three Months Ended March 31,
	2010	2009
Service cost	$718	$720
Interest cost	518	509
Expected return on plan assets	(592)	(566)
Amortization of prior service cost	(129)	(129)
Amortization of unrecognized net actual loss	336	341
Net periodic benefit cost - recurring	851	875
Non-recurring curtailment gain	(4,066)	-
Net periodic benefit cost/(gain)	$(3,215)	$875

* * *
National Penn Bancshares, Inc. acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please contact me at 610-369-6284 or Keene Turner at 610-369-6088.

Respectfully,
/s/ Michael J. Hughes
Michael J. Hughes
Group Executive Vice President and
Chief Financial Officer

MJH:na

cc:           David Lyon
Division of Corporation Finance
United States Securities and Exchange Commission